Exhibit 99.4

FULL HOUSE RESORTS, INC.

FORM OF NOTICE TO RIGHTS HOLDERS WHO ARE RECORD HOLDERS

 Up to 3,846,154 Shares of Common Stock
Issuable Upon Exercise of Non-Transferable Rights

Enclosed for your consideration is a prospectus, dated [______ __], 2016 (the “Prospectus”) containing a rights offering (the “Rights Offering”) by Full House Resorts, Inc., a Delaware corporation (the “Company”), to holders of record of shares of the Company's common stock (each a “Rightsholder”) a non-transferable subscription right (a “Right”) to purchase shares of our common stock as described in the Prospectus.

Under the basic subscription right, each whole right entitles a Rightsholder to purchase one share of our common stock for each 4.9449 shares of our common stock, par value $0.0001 per share, held as of 5:00 p.m., Pacific Time, on August 25, 2016 at the subscription price of $1.30 per share (the “Subscription Price”).

In addition, subject to proration, each Rightsholder exercising its basic subscription right in full will have the right to subscribe, at the subscription price, for additional shares to the extent not purchased by other Rightsholder, which may be up to five times such Rightsholder’s basic subscription right and to the extent available following the purchase of 1,000,000 shares by the standby purchaser. If we receive oversubscription requests for more shares of our common stock than we have available for oversubscriptions, each requesting Rightsholder will receive its pro rata portion of the available shares based on the number of shares requested by each Rightsholder under the oversubscription rights. If following allocation of available shares to all oversubscribing Rightsholders we have allocated fewer than 3,846,154 shares (including the first 1,000,000 shares allocated to the standby purchaser), the standby purchaser will purchase the remaining shares.

The Rights may be exercised by Rightsholders at any time during the subscription period, which commences on [________, 2016]. The Rights Offering will expire at 5:00 p.m., Eastern Time, on [________, 2016], unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

The Rights will be evidenced by rights certificates (the “Rights Certificates”).

Enclosed are copies of the following documents:

1.	The Prospectus; and

2.	The Rights Certificate.

Your prompt attention is requested. To exercise Rights, you should complete and sign the Rights Certificate and forward it, with payment of the Subscription Price in full for each share of common stock subscribed for pursuant to the basic subscription and the oversubscription right to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), as indicated on the Rights Certificate. The Subscription Agent must receive the properly completed and duly executed Rights Certificate and full payment at or prior to 5:00 p.m., Eastern Time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the Subscription Price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO FULL HOUSE RESORTS, INC. AT THE FOLLOWING TELEPHONE NUMBER: (702) 221-7800.